EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended			Nine Months Ended
Earnings:	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net income	$219.6	$156.7	$131.5	$556.2	$294.5
Provision (benefit) for income taxes - continuing operations	(119.8)	(31.9)	54.5	(95.5)	210.1
(Income) loss from discontinued operations, net of taxes	3.2	(115.5)	(37.3)	(214.0)	(51.3)
Income from continuing operations, before provision (benefit) or income taxes	103.0	9.3	148.7	246.7	453.3
Fixed Charges:
Interest and debt expenses on indebtedness	176.7	209.2	188.2	549.0	574.8
Interest factor: one-third of rentals on real and personal properties	3.8	3.5	4.2	10.9	11.8
Total fixed charges for computation of ratio	180.5	212.7	192.4	559.9	586.6
Total earnings before provision (benefit) for income taxes and fixed charges	$283.5	$222.0	$341.1	$806.6	$1,039.9
Ratios of earnings to fixed charges	1.57x	1.04x	1.77x	1.44x	1.77x